

PRESS RELEASE

Crescent Point Announces Q2 2019 Results

July 25, 2019 Calgary, AB

Crescent Point

Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) is pleased to announce its operating and financial results for the quarter ended June 30, 2019.

KEY HIGHLIGHTS

- Reduced net debt by over $450 million year-to-date 2019, primarily driven by excess cash flow and disciplined capital spending.
- Achieved cost improvements resulting in first half 2019 operating expenses approximately five percent below budget.
- Remain on track with annual guidance, which has been adjusted to reflect $60 million of non-core dispositions during the quarter.
- Continue to progress additional asset sales with select parties.
- Increased stakeholder communication with the release of Crescent Point's inaugural sustainability report, detailing its environmental, social and governance (ESG) practices, which can be found on the Company's website.

"Our second quarter results continue to demonstrate our focus on disciplined capital allocation, realizing cost efficiencies and strengthening our balance sheet," said Craig Bryksa, President and CEO of Crescent Point. "We expect to generate significant excess cash flow in 2019, allowing for net debt reduction and accretive share repurchases. We continue to target additional asset dispositions as part of our focused asset strategy, providing increased efficiencies and financial flexibility."

FINANCIAL HIGHLIGHTS

- Adjusted funds flow totaled $503.8 million or $0.92 per share diluted during the second quarter, based on a strong operating netback of $36.59 per boe.
- For the quarter ended June 30, 2019, Crescent Point's capital expenditures on drilling and development, facilities and seismic totaled $166.2 million, including $146.5 million on drilling and development to drill 52 (39.8 net) wells. The Company's second quarter activity reflects lower spending in comparison to the prior quarter due to seasonality within its Canadian operations relating to spring break-up. Second quarter capital expenditures were approximately $60 million below planned spending due to both wet weather conditions and management's discipline to operate in a more cost-efficient environment post break-up.
- Net debt as at June 30, 2019 equated to approximately $3.6 billion or 1.9 times trailing adjusted funds flow. Crescent Point reduced its net debt during the first half of the year by over $450 million, including the retirement of US$68.0 million and $7.0 million of senior guaranteed notes during second quarter. Cash and unutilized credit capacity as at June 30, 2019 was approximately $2.0 billion, with no material near-term senior note debt maturities.
- The Company continued to actively hedge oil production to further protect its returns and cash flow generation. As at July 19, 2019, Crescent Point had, on average, approximately 48 percent of its oil and liquids production, net of royalty interest, hedged for the second half of 2019, approximately 42 percent in the first half of 2020 and 25 percent in the second half of 2020.
- The Company's oil differential improved during second quarter to $7.92/bbl, allowing for realized oil prices to increase by over 10 percent in comparison to first quarter 2019.
- Crescent Point continued to return capital to shareholders through dividends and share repurchases. Subsequent to the quarter, the Company declared a quarterly cash dividend of $0.01 per share payable to shareholders on October 1, 2019.

OPERATIONAL HIGHLIGHTS

- Second quarter 2019 average production of 172,476 boe/d was comprised of approximately 90 percent oil and liquids and net of approximately 2,400 boe/d of non-core asset dispositions completed during the quarter. This compares to second quarter 2018 average production of 181,818 boe/d, reflecting asset dispositions and disciplined capital spending. Adjusted funds flow per share during this period increased slightly despite lower production and weaker oil prices.
- The Company's second half 2019 capital allocation within its development budget continues to be weighted to its three key focus areas in Saskatchewan. This program includes a combination of low-risk infill drilling, waterflood development and continued advancement of the successful two-mile horizontal program in the Flat Lake resource play. In the second half, Crescent Point's U.S. operations will continue to focus on cost-efficient multi-well pad development, with completion activity expected during late third quarter.
- The Company's increased focus on cost reduction initiatives has resulted in realized efficiencies within Crescent Point's controllable operating expenses. These improvements are in addition to the capital cost and general and administrative expense

All financial figures are approximate and in Canadian dollars unless otherwise noted. This press release contains forward-looking information and references to non-GAAP financial measures. Significant related assumptions and risk factors, and reconciliations are described under the Non-GAAP Financial Measures and Forward-Looking Statements sections of this press release, respectively.

savings the Company achieved since late 2018. Crescent Point's operating expenses totaled approximately $400 million during the first half of 2019, approximately five percent or $20 million below its original first half 2019 budget.

- The Company's decline mitigation program continues to yield successful results in each of its key focus areas. During the first half of the year, Crescent Point converted approximately 100 producing wells to water injection wells and remains on track with its plan to convert a total of approximately 145 wells in 2019.

- During second quarter, the Company released its inaugural sustainability report, highlighting its 2018 ESG performance. These achievements include a reduction in emissions of 12 percent, expanded infrastructure in key operating areas for increased gas conservation, the development of internal carbon pricing tools and the installation of remote well site monitoring. The report also highlights Crescent Point's commitment to safety and diversity throughout the organization and engagement within the community.

ASSET DISPOSITIONS

- Executed dispositions of approximately 2,400 boe/d of higher operating cost non-core assets during second quarter 2019 for cash proceeds of approximately $60 million.

- The Company's previously announced disposition processes for certain infrastructure assets and its conventional upstream assets in southeast Saskatchewan continue to advance, despite significant volatility in recent commodity prices. Crescent Point's infrastructure package, which is progressing to a second round of bids, includes associated gas processing capacity and sales lines with potential initial annual cash flow to a purchaser of approximately $50 million. The Company is also progressing the disposition of its southeast Saskatchewan conventional assets with select parties. These assets include a portfolio of several packages comprising approximately 20,000 boe/d of production.

- Crescent Point remains disciplined and flexible in its disposition process and will provide updates as required.

OUTLOOK

The Company's second quarter results highlight the continued changes being implemented throughout the organization. To date, Crescent Point's transition plan has resulted in significant debt reduction, a more disciplined, return-focused capital allocation process and material cost efficiencies.

The Company's direction remains centered on a focused asset strategy with a strong balance sheet, allowing for increased efficiencies and financial flexibility. Crescent Point expects continued improvement in its overall efficiencies, corporate returns, financial position and debt-adjusted per share metrics as it continues to reduce the number of areas in which it operates.

The Company's key focus areas in Viewfield, Shaunavon and Flat Lake continue to provide attractive returns, scalability, free cash flow and reliable market access. These resource plays provide low-risk, high return development opportunities with strong operating netbacks that were approximately 10 percent higher, on average, compared to the corporate operating netback during second quarter. These plays currently generate approximately $450 million of annual cash flow in excess of capital expenditures at US $55.00/bbl WTI and benefit from waterflood programs that are expected to further enhance overall recoveries.

Management's capital allocation process remains centered on prioritizing returns versus production growth, net debt reduction and returning capital to shareholders. Crescent Point will continue to assess its allocation of excess cash flow as it continues to execute its transition plan and further strengthen its balance sheet.

The Company's revised 2019 budget, which reflects announced dispositions, is now expected to generate annual average production of 168,000 to 172,000 boe/d, with capital expenditures of $1.2 to $1.3 billion. Asset dispositions completed during second quarter did not impact capital expenditures guidance based on planned spending for those non-core assets during the remainder of the year. Crescent Point remains on track with its annual guidance and will continue to update shareholders as it executes its transition plan.

CONFERENCE CALL DETAILS

Crescent Point's management will host a conference call on Thursday, July 25, 2019 at 10:00 a.m. MDT (12:00 p.m. EDT) to discuss the Company's results and outlook. A slide deck will accompany the conference call and can be found on Crescent Point's home page.

Participants can listen to this event online via webcast. Alternatively, the conference call can be accessed by dialing 1-888-390-0605. The webcast will be archived for replay and can be accessed on Crescent Point's website approximately one hour following completion of the call.

Shareholders and investors can also find the Company's most recent investor presentation and sustainability report on Crescent Point's website.

2019 GUIDANCE

The Company's guidance for 2019 is as follows:

	Prior	Revised
Total annual average production (boe/d)	170,000 - 174,000	168,000 - 172,000
% Oil and NGLs	91%	91%
Capital expenditures ($ millions) [1]	$1,200 to $1,300	$1,200 to $1,300
Drilling and development (%)	90%	90%
Facilities and seismic (%)	10%	10%

(1)   Capital expenditures excludes any potential net property and land acquisitions and approximately $35 million of capitalized G&A.

The Company's unaudited financial statements and management's discussion and analysis for the quarter ended June 30, 2019, will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on Crescent Point's website at www.crescentpointenergy.com.

FINANCIAL AND OPERATING HIGHLIGHTS

(Cdn$ millions except per share and per boe amounts)	Three months ended June 30		Six months ended June 30	
	2019	2018	**2019**	2018
Financial				
Cash flow from operating activities	**527.4**	452.8	**944.2**	914.8
Adjusted funds flow from operations [(1)]	**503.8**	500.3	**1,017.8**	929.2
Per share [(1) (2)]	**0.92**	0.91	**1.85**	1.69
Net income (loss)	**198.6**	(166.2)	**200.5**	(256.9)
Per share [(2)]	**0.36**	(0.30)	**0.37**	(0.47)
Adjusted net earnings from operations [(1)]	**146.0**	102.7	**304.3**	166.1
Per share [(1) (2)]	**0.27**	0.19	**0.55**	0.30
Dividends declared	**5.5**	49.7	**11.1**	99.3
Per share [(2)]	**0.01**	0.09	**0.02**	0.18
Net debt [(1)]	**3,553.5**	4,015.7	**3,553.5**	4,015.7
Net debt to adjusted funds flow from operations [(1) (3)]	**1.9**	2.2	**1.9**	2.2
Weighted average shares outstanding				
Basic	**547.6**	549.3	**548.9**	548.2
Diluted	**548.2**	551.0	**549.0**	549.9
Operating				
Average daily production				
Crude oil (bbls/d)	**134,951**	145,532	**137,418**	143,434
NGLs (bbls/d)	**20,841**	17,934	**20,471**	18,352
Natural gas (mcf/d)	**100,101**	110,110	**97,902**	110,046
Total (boe/d)	**172,476**	181,818	**174,206**	180,127
Average selling prices [(4)]				
Crude oil ($/bbl)	**72.07**	76.31	**68.32**	71.83
NGLs ($/bbl)	**21.39**	35.04	**23.43**	34.36
Natural gas ($/mcf)	**2.14**	1.62	**2.91**	2.02
Total ($/boe)	**60.22**	65.52	**58.28**	61.93
Netback ($/boe)				
Oil and gas sales	**60.22**	65.52	**58.28**	61.93
Royalties	**(8.97)**	(9.35)	**(8.25)**	(9.09)
Operating expenses	**(12.61)**	(13.16)	**(12.69)**	(13.05)
Transportation expenses	**(2.05)**	(2.27)	**(2.08)**	(2.13)
Operating netback [(1)]	**36.59**	40.74	**35.26**	37.66
Realized gain (loss) on derivatives	**(0.64)**	(5.31)	**0.05**	(3.79)
Other [(5)]	**(3.85)**	(5.19)	**(3.03)**	(5.37)
Adjusted funds flow from operations netback [(1)]	**32.10**	30.24	**32.28**	28.50
Capital Expenditures				
Capital dispositions, net [(6)]	**(58.3)**	(267.6)	**(61.1)**	(276.6)
Development capital expenditures				
Drilling and development	**146.5**	238.6	**506.1**	891.4
Facilities and seismic	**19.7**	62.6	**40.3**	131.8
Land	**4.1**	12.4	**8.1**	23.4
Total	**170.3**	313.6	**554.5**	1,046.6

(1) Adjusted funds flow from operations, adjusted funds flow from operations per share, adjusted net earnings from operations, adjusted net earnings from operations per share, net debt, net debt to adjusted funds flow from operations, operating netback and adjusted funds flow from operations netback as presented do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities.
(2) The per share amounts (with the exception of dividends per share) are the per share – diluted amounts.
(3) Net debt to adjusted funds flow from operations is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters.
(4) The average selling prices reported are before realized derivatives and transportation.
(5) Other includes net purchased products, general and administrative expenses, interest on long-term debt, foreign exchange, cash-settled share-based compensation and certain cash items and excludes transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items.
(6) Capital dispositions, net represent total consideration for the transactions, including long-term debt and working capital assumed, and exclude transaction costs.

Non-GAAP Financial Measures

Throughout this press release, the Company uses the terms "adjusted funds flow", "funds flow", "adjusted funds flow from operations", "adjusted funds flow from operations per share - diluted", "adjusted net earnings from operations", "adjusted net earnings from operations per share - diluted", "free cash flow", "excess cash flow", "net debt", "net debt to adjusted funds flow from operations" and "netback". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.

Adjusted funds flow and funds flow is equivalent to adjusted funds flow from operations. Adjusted funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Adjusted funds flow from operations per share - diluted is calculated as adjusted funds flow from operations divided by the number of weighted average diluted shares outstanding. Transaction costs are excluded as they vary based on the Company's acquisition and disposition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are discretionary and are excluded as they may vary based on the stage of Company's assets and operating areas. Management utilizes adjusted funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Adjusted funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles cash flow from operating activities to adjusted funds flow from operations:

($ millions)	Three months ended June 30		Six months ended June 30	
	2019	2018 [1]	**2019**	2018 [1]
Cash flow from operating activities	**527.4**	452.8	**944.2**	914.8
Changes in non-cash working capital	**(28.3)**	41.0	**62.7**	(3.1)
Transaction costs	**0.2**	2.2	**1.1**	2.9
Decommissioning expenditures	**4.5**	4.3	**9.8**	14.6
Adjusted funds flow from operations	**503.8**	500.3	**1,017.8**	929.2

(1) On initial adoption of IFRS 16, the Company elected to use the modified retrospective approach; therefore, comparative information has not been restated. Refer to the *Changes in Accounting Policies* section in the Company's MD&A for the period ended June 30, 2019.

Adjusted net earnings from operations is calculated based on net income before amortization of exploration and evaluation ("E&E") undeveloped land, impairment or impairment recoveries, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments, gains or losses on the sale of long-term investments and gains or losses on capital acquisitions and dispositions. Adjusted net earnings from operations per share - diluted is calculated as adjusted net earnings from operations divided by the number of weighted average diluted shares outstanding. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles net income to adjusted net earnings from operations:

($ millions)	Three months ended June 30		Six months ended June 30	
	2019	2018 [1]	**2019**	2018 [1]
Net income (loss)	**198.6**	(166.2)	**200.5**	(256.9)
Amortization of E&E undeveloped land	**35.9**	39.5	**74.2**	78.3
Impairment	**—**	—	**8.5**	—
Unrealized derivative (gains) losses	**(26.4)**	234.3	**244.0**	269.3
Unrealized foreign exchange (gain) loss on translation of hedged US dollar long-term debt	**(99.0)**	8.7	**(195.7)**	132.7
Unrealized (gain) loss on long-term investments	**0.9**	(5.5)	**1.4**	6.3
Gain on sale of long-term investments	**—**	(4.5)	**—**	(4.5)
Loss on capital dispositions	**11.4**	71.5	**6.1**	70.6
Deferred tax relating to adjustments	**24.6**	(75.1)	**(34.7)**	(129.7)
Adjusted net earnings from operations	**146.0**	102.7	**304.3**	166.1

(1) On initial adoption of IFRS 16, the Company elected to use the modified retrospective approach; therefore, comparative information has not been restated. Refer to the *Changes in Accounting Policies* section in the Company's MD&A for the period ended June 30, 2019.

Free cash flow is calculated as adjusted funds flow from operations less capital expenditures, payments on lease liability, asset retirement obligations and other cash items (excluding net acquisitions and dispositions). Excess cash flow is calculated as free cash flow less dividends. Management utilizes free cash flow and excess cash flow as key measures to assess the ability of the Company to finance dividends, potential share repurchases, debt repayments and returns-based growth.

Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and long-term compensation liability, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the unrealized foreign exchange on translation of US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.

The following table reconciles long-term debt to net debt:

($ millions)	June 30, 2019	June 30, 2018
Long-term debt [(1)]	**3,706.7**	4,277.4
Accounts payable and accrued liabilities	**474.8**	605.6
Dividends payable	**—**	16.9
Long-term compensation liability [(2)]	**6.2**	21.3
Cash	**(9.7)**	(9.0)
Accounts receivable	**(331.4)**	(409.7)
Prepaids and deposits	**(7.9)**	(7.6)
Long-term investments	**(7.3)**	(127.1)
Excludes:		
Unrealized foreign exchange on translation of hedged US dollar long-term debt	**(277.9)**	(352.1)
Net debt	**3,553.5**	4,015.7

(1) Includes current portion of long-term debt.
(2) Includes current portion of long-term compensation liability.

Net debt to adjusted funds flow from operations is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters. The ratio of net debt to adjusted funds flow from operations is used by management to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.

Operating netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses. Adjusted funds flow netback is equivalent to adjusted funds flow from operations netback. Adjusted funds flow from operations netback is calculated on a per boe basis as operating netback less net purchased products, realized derivative gains and losses, general and administrative expenses, interest on long-term debt, foreign exchange, cash-settled share-based compensation and certain cash items, excluding transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items. Operating netback and adjusted funds flow from operations netback are common metrics used in the oil and gas industry and are used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis. Netback calculations are shown in the Financial and Operating Highlights section in this press release.

Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

Forward-Looking Statements

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following: assets sales currently in process; the Company's focus on disciplined capital allocation, realizing cost efficiencies and improving balance sheet strength; expectation of generating significant excess cash flow in 2019, allocated to the balance sheet and accretive share repurchases; targeting additional asset dispositions and the benefits thereof; the payment of a quarterly dividend payment; the Company's second half capital allocation within its development budget; the constituent elements of the Company's second half development program; expectations surrounding the Company's third and fourth quarter production; water injection well conversion plans; the progression of Crescent Point's asset dispositions; potential initial annual cash flow to a purchaser of the infrastructure package; Crescent Point disciplined and flexible approach to its disposition process and plan to provide updates as necessary or appropriate; the Company's direction centered on a focused asset strategy with a strong balance sheet, allowing for increased efficiencies and financial flexibility; expectations of continued improvement in overall efficiencies, corporate returns, financial position and debt-adjusted per share metrics; reduction in the number of operating areas; the Company's key focus areas, their characteristics and their provision of attractive returns, scalability, free cash flow and reliable market access; expectations that waterflood programs will further enhance overall recoveries and sustainability in the Company's key focus areas; management's capital allocation process centered on returns versus production growth, net debt reduction and returning capital to shareholders; the Company's continuing assessment of its allocation of excess cash flow as it continues to execute its transition plan and further strengthen its balance sheet; the Company's plan to continue to update shareholders as it executes its transition plan; and the

Company's 2019 guidance, including total annual average production and capital expenditures, and the distribution of capital expenditures amongst drilling and development and facilities and seismic.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2018 under "*Risk Factors*", our Management's Discussion and Analysis for the year ended December 31, 2018, under the headings "*Risk Factors*" and "*Forward-Looking Information*" and for the quarter ended June 30, 2019 under "Derivatives", "Liquidity and Capital Resources", "Changes in Accounting Policy" and "Outlook". The material assumptions are disclosed in the Management's Discussion and Analysis for the year ended December 31, 2018, under the headings "*Capital Expenditures*", "*Liquidity and Capital Resources*", "*Critical Accounting Estimates*", "*Risk Factors*", "*Changes in Accounting Policies*" and "*Outlook*" and are disclosed in the Management's Discussion and Analysis for the quarter ended June 30, 2019 under the headings "Derivatives", "Liquidity and Capital Resources", "Changes in Accounting Policy" and "Outlook". In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions, including changes in laws and regulations and the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; risks and uncertainties related to all oil and gas interests and operations on tribal lands; uncertainties associated with estimating oil and natural gas reserves; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; failure to realize the anticipated benefits of acquisitions and dispositions; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of Crescent Point. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time.

Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets, or

Shant Madian, Vice President, Investor Relations and Corporate Communications

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020 Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.